

Mailstop 4631

January 31, 2017

Simon Turner
President and Chief Executive Officer
Huntsman Spin Corporation
Titanium House, Hanzard Drive, Wynyard Park,
Stockton-On-Tees, TS22 5FD, United Kingdom

> **Re:** **Venator Materials Corp**
> **Amendment No. 1 to Form 10-12B**
> **Filed January 17, 2017**
> **File No. 001-37934**

Dear Mr Turner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Exhibit 99.1 to Form 10

Summary, page 1

1. We note your disclosure that through the restructuring and integration of the Rockwood businesses, including workforce reductions, variable and fixed cost optimization and facility closures, you have delivered more than $200 million of annual cost synergies and will continue to seek opportunities to further optimize your business. It is not apparent from your disclosures how the Company determined the $200 million of annual cost synergies. In that regard, we note that based on your pro forma disclosures on pages 75 and 78, the amount of selling, general and administrative expenses after taking into account the legal entities adjustments was $261 million and $167 million for the year ended December 31, 2015 and nine months ended September 30, 2016 respectively. As such, the $167 million incurred for the nine months ended September 30, 2016, would

equate to an annualized amount of $223 million resulting in approximately a $38 million decrease in your selling, general and administrative expenses between the periods presented. Given that the Rockwood acquisition only closed on October 1, 2014, please tell us and update your disclosures to clarify how you determined the $200 million of annual cost synergies and whether those cost synergies relate to businesses that will be part of the Company post spin-off. Please ensure that your disclosures clearly distinguish the annual cost synergies related to the post spin-off businesses. Furthermore, please clarify the line items within your statements of operations for the periods presented that were impacted by these cost synergies.

Management's Discussion and Analysis of Financial Condition and Results of Operations , page 82
Results of Operations, page 88

2. Please quantify the amount and percentage of the period-to-period changes attributable to foreign exchange rates impacting your revenues and results of operations both at the consolidated and segment level. We note your disclosure on page 87 that the changes in foreign currency exchange rates impact your results of operations. Refer to FRC 501.09(b).

3. We note your response to our comment 9 of our letter dated November 23, 2016 and your expanded disclosures in your latest amendment. We continue to request that your disclosures related to the factors materially impacting your Segment Adjusted EBITDA be enhanced to clearly quantify the dollar impact of all material factors impacting your Segment Adjusted EBITDA and provide a more robust analysis of the underlying reasons behind the changes in order for investors to fully understand the impacts on your results of operations. Furthermore, please ensure your disclosures discuss the main cost drivers affecting your operating expenses and quantify in dollars how those increases/decreases in costs impacted your Segment Adjusted EBITDA amounts during each period presented, as well as management's expectations of how they may impact future results. As an example; we note that for the period ended September 30, 2016, sales related to your Titanium Dioxide segment decreased by 4% yet segment adjusted EBITDA increased by 600%. You attribute the increase in segment adjusted EBITDA primarily due to a 9% decrease in operating expenses resulting from restructuring savings partially offset by the 4% decrease in revenues. Based on this disclosure, it is not apparent what the dollar impact to Segment Adjusted EBITDA for the 9 months ended September 30, 2016 is. Furthermore, it is not clear whether the restructuring savings were the only material cost component within your operating expenses that contributed to the increase in Segment Adjusted EBITDA or whether there may have been other material changes in the underlying cost components within your operating expenses that also contributed. As another example, we note that for the period ended December 31, 2015, sales related to your Titanium Dioxide segment increased by 12% when compared to December 31, 2014, while Segment Adjusted EBITDA decreased materially from $62 million to ($8) million. Similar to above, your disclosures around the material drivers impacting the

changes to Segment Adjusted EBITDA do not quantify the dollar impact to Segment Adjusted EBITDA nor is it apparent what the separate cost components within your operating expenses that impacted your results. For example, it is not clear how much of an impact the 39% lower contribution margin, lower direct costs or 19% lower fixed costs due to the benefits of restructuring had on your Segment Adjusted EBITDA. As such, your narrative should include a discussion quantifying all material factors impacting your Segment Adjusted EBITDA along with the significant components of your operating expenses including material components of any general and administrative expenses, analysis of the changes, and discussion of expected trends and known effects on future operations. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Liquidity and Capital Resources, page 94

4. We note your disclosure in your Summary on page 2 that you recently identified plans for additional business improvements in your Titanium Dioxide and Performance Additive business, which are expected to be completed by the end of 2018 and deliver additional adjusted EBITDA to your business. On page 95 you indicate that you expect to incur additional restructuring charges for recently identified plans for business improvements in both those businesses and that you will provide the estimated amount of such charges in a subsequent filing. In regards to your recently identified plans please tell us the following:

- Whether the plans to deliver additional adjusted EBITDA to your businesses are limited to identified restructuring activities or whether they include other strategies such as the pursuit of any acquisitions. If there are any contemplated acquisitions, please tell us your consideration of Rule 3-05 of Regulation S-X;
- In regards to your restructuring activities, please tell us the nature of your identified plans and whether they relate to any locations you have identified as underperforming and whether any potential asset groups may be at risk for recoverability. In that regard, please tell us how you considered the guidance under ASC 360-10-35-21; and
- How you considered the requirement to disclose any known material uncertainties and forewarning of any known deteriorating conditions if any that may be impacting management's decision to implement such plans. See sections 501.02 and 216 of the Financial Reporting Codification.

Executive Compensation, page 129

5. Please refer to comment 13 of our letter dated November 23, 2016. Consistent with the guidance contained in Question 217.01 of our Regulation S-K Compliance and Disclosure Interpretations, we believe that three years of compensation disclosure is required for Mr. Turner. For the remaining NEOs, we will accept a materially complete discussion of the company's prospective compensation practices and policies.

Note 7. Variable Interest Entities, page F-13

6. We note your response and expanded disclosures related to our comment 15 of our letter dated November 23, 2016. Please confirm whether the amounts related to total revenues, income from continuing operations before income taxes and net cash provided by operating activities amounts reflected in your disclosures related to the consolidated VIEs would also represent the amounts that would be consolidated had the spin off already been consummated. Furthermore, please revise your amendment to add the consolidation of your VIEs as a critical accounting policy. Include in your disclosures the significant judgments used, assumptions made and accounting guidance followed in determining whether you are the primary beneficiary of the VIEs and why consolidation of those entities in your consolidated financial statements was appropriate. For all periods presented, please include disclosure in this section to clearly indicate the percentage of revenues from your VIEs in relation to the amounts that will ultimately be part of Venator after the spin-off.

Note 11. Restructuring, Impairment and Plant Closing Costs, F-14

7. We note your response to our comment 16 of our letter dated November 23, 2016. Please update your disclosures to clarify whether the $4 million in restructuring expense recorded in the nine months ended September 30, 2016 were the final charges related to this program or whether you expect additional restructuring charges in 2016. Similarly, please also clarify whether the Company expects to incur any additional charges related to its closure of the "black end" manufacturing operations in Calais, France in addition to the $1 million of restructuring charges that has already been recorded in 2016. In that regard we note your disclosure on page F-48 that you expected to record charges related to this program through the end of 2016. To the extent you expect to record additional charges, please quantify those amounts.

Note 10. Commitments and Contingencies, page F-17

8. We note your disclosure that substantially all of Venator's U.S. operations and certain of its foreign subsidiary holdings fully and unconditionally guaranteed Huntsman International's outstanding notes. Please tell us whether you expect these subsidiaries to continue to fully and unconditionally guarantee Huntsman International's outstanding notes subsequent to the spin off. To the extent you expect the guarantees to continue to be in place, please tell us how you considered the recognition guidance under ASC 460-10-25 given that the Venator entities post spin off would no longer be considered subsidiaries of Huntsman International.

Note 18. Income Taxes, page F-52

9. We note your disclosure that given Venator's US GAAP functional currency is different than the local tax currency in certain non-US tax jurisdictions, foreign exchange gains

and losses will impact Venator's effective tax rate. Furthermore, your disclosures indicate that for 2015, this resulted in a tax benefit of $11 million ($21 million net of $10 million of contingent liabilities). Your effective tax rate schedule indicates that your unrealized currency exchange gains and losses impacted your tax rate by $21 million in 2015. In order to better understand the Company's accounting please tell us and expand your disclosures to more fully explain the nature of the contingent liabilities and how they impacted your effective tax rate. In that regard, please clarify whether the $21 million under the caption titled "Unrealized currency exchange gains and losses" within your effective tax rate reconciliation on page F-53 is related. To the extent it is, please also clarify how the $10 million of contingent liabilities negatively impacted your tax rate.

10. We note your response and updated disclosures related to our comment 17 of our letter dated November 23, 2016. Based on your expanded disclosures it appears that Venator has tax-effected NOLs of $233 million subject to a full valuation allowance and net-tax effected NOLs of $90 million, not subject to full valuation allowances. Therefore, it appears that the Company has a total of $323 million in tax effected NOLs. Your disclosure related to the components of your deferred income tax assets and liabilities on page F-55 suggests that Venator had net operating loss carryforwards of $387 million. As such, please provide us with an understanding of the differences impacting both these disclosures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ameen Hamady, Staff Accountant, at (202) 551- 3891 or Alfred Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney, at (202) 551-3464 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction